Filed Pursuant to Rule 424(b)(3)

Registration No. 333-176971

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated November 4, 2011

YRC Worldwide Inc.

UP TO $21,496,026 PRINCIPAL AMOUNT OF 10% SERIES A CONVERTIBLE SENIOR SECURED NOTES DUE 2015 (THE “SERIES A NOTES”) AND COMMON STOCK ISSUABLE UPON THE CONVERSION OF THE SERIES A NOTES

UP TO $19,213,217 PRINCIPAL AMOUNT OF 10% SERIES B CONVERTIBLE SENIOR SECURED NOTES DUE 2015 (THE “SERIES B NOTES”) AND COMMON STOCK ISSUABLE UPON THE CONVERSION OF THE SERIES B NOTES

UP TO 537,798 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated November 4, 2011 relating to resales from time to time by selling securityholders of (i) up to $21,496,026 principal amount of our Series A Notes held by certain selling securityholders and shares of our common stock issuable upon conversion of the Series A Notes held by certain securityholders, plus such additional indeterminate number of shares of common stock as may be required for issuance in respect of the Series A Notes as a result of anti-dilution provisions thereof or any liquidation preference associated therewith, (ii) up to $19,213,217 principal amount of our Series B Notes held by certain selling securityholders and shares of our common stock issuable upon conversion of the Series B Notes held by certain securityholders, plus such additional indeterminate number of shares of common stock as may be required for issuance in respect of the Series B Notes as a result of anti-dilution provisions thereof or any liquidation preference associated therewith and (iii) up to 537,798 shares of our common stock held by certain selling securityholders.

This prospectus supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2011.

This prospectus supplement should be read in conjunction with the prospectus dated November 4, 2011, as supplemented and amended by prospectus supplement no. 1 dated November 9, 2011. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated November 4, 2011.

NONE OF THE SECURITIES OFFERED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY, COMPLETENESS OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The date of this prospectus supplement is December 1, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2011

YRC Worldwide Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-12255	48-0948788
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10990 Roe Avenue, Overland Park, Kansas	66211
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (913) 696-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

At the annual meeting of stockholders of YRC Worldwide Inc. (the “Company”) held on November 30, 2011 (the “Annual Meeting”), the Company’s stockholders and convertible noteholders approved the YRC Worldwide Inc. 2011 Incentive and Equity Award Plan (the “Plan”), including the material terms of the performance goals under which compensation may be paid, which is intended to meet the performance-based compensation exception under Section 162(m) of the Internal Revenue Code, as amended.

A description of the material terms of the Plan is set forth under the heading “II. Proposal to Approve the YRC Worldwide Inc. 2011 Incentive and Equity Award Plan and to Approve Such Plan Pursuant to Section 162(m) of the Code” in the Company’s proxy statement filed with the Securities and Exchange Commission on October 20, 2011, which description is hereby incorporated by reference into this Item 5.02(e). In addition, a copy of the Plan is included with this Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference to the terms and provisions of the Plan.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As previously announced on November 30, 2011, the board of directors of the Company approved a reverse stock split of the Company’s common stock at a ratio of one-for-three hundred (1:300).

On December 1, 2011, the Company filed with the Secretary of State of Delaware a Certificate of Amendment to its Certificate of Incorporation to (i) effect the reverse stock split of the Company’s common stock at a ratio of one-for-three hundred (1:300) and (ii) reduce the authorized shares of the Company’s capital stock to 38,333,333 shares, of which 5,000,000 shares shall be preferred stock, $1.00 par value and 33,333,333 shares shall be common stock, $0.01 par value (the “Common Stock”). The description of the Certificate of Amendment is qualified in its entirety by reference to the full text of the Certificate of Amendment which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

The reverse stock split will be effective on the NASDAQ Global Select Market on December 2, 2011. Fractional shares will not be issued in connection with the reverse stock split. Stockholders who otherwise would hold fractional shares will be entitled to a cash payment (without interest or deduction) in respect of such fractional shares. Fractional shares will be collected and pooled by the Company’s transfer agent and sold in the open market and the proceeds will be allocated to the stockholders’ respective accounts pro rata in lieu of fractional shares.

The reverse stock split will reduce the number of shares of Common Stock available for issuance under the Company’s employee and director equity plans in proportion to the reverse stock split ratio. Under the terms of the Company’s outstanding equity awards, the reverse stock split would cause a reduction in the number of shares of Common Stock issuable upon exercise or vesting of such awards in proportion to the reverse stock split ratio and would cause a proportionate increase in the exercise price of such awards to the extent they are stock options. The number of shares of common stock issuable upon exercise or vesting of outstanding equity awards will be rounded to the nearest whole share and no cash payment will be made in respect of such rounding.

On December 1, 2011, the Company filed a Certificate of Elimination with the Secretary of State of Delaware to eliminate the designation of 4,999,999 shares of the Company’s Series B Convertible Preferred Stock, par value $1.00 per share, none of which were outstanding at the time of filing, and to return such shares to the status of undesignated shares of preferred stock of the Company. The description of the Certificate of Elimination is qualified in its entirety by reference to the full text of the Certificate of Elimination which is attached hereto as Exhibit 3.2 and is incorporated herein by reference.

Item 5.07. Submission of Matters to a Vote of Security Holders.

(a)	The Company held the Annual Meeting on November 30, 2011.

The Company’s outstanding common stock, Series A Voting Preferred Stock, 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”), and 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes,” and together with the Series A Notes, the “Convertible Notes”) voted together as a single class on Proposals I, II, IV, V, VI, and VII. Approval of Proposal III required approval by (1) a majority of the votes held by the holders of common stock, Series A Voting Preferred Stock, and Convertible Notes voting together as a single class and (2) a majority of the votes held by the holders of common stock, voting as a single class.

Each share of common stock and Series A Voting Preferred Stock was entitled to one vote per share. Pursuant to the Company’s Amended and Restated Certificate of Incorporation and the indentures governing the Convertible Notes, holders of Convertible Notes are entitled to vote on an as-converted-to-common-stock basis on all matters on which holders of common stock are entitled to vote, subject to certain limitations discussed below. Each holder of Series A Notes was entitled on an as-converted-to-common-stock basis to 8,822 shares of Common Stock for each $1,000 principal amount of Series A Notes held on the record date of the Annual Meeting. Each holder of Series B Notes was entitled on an as-converted-to-common-stock basis to approximately 22,783 shares of Common Stock per $1,000 principal amount of Series B Notes held on the record date, which number of shares includes shares issuable in respect of the Make Whole Premium (as defined in the Series B Notes indenture). However, as set forth in the Company’s Amended and Restated Certificate of Incorporation and in the indentures governing the Convertible Notes, in order to comply with NASDAQ Listing Rule 5640, each holder of Series A Notes is limited to 0.1089 votes for each share of Common Stock on an as-converted-to-common-stock basis and each holder of Series B Notes is limited to 0.0594 votes for each share of Common Stock on an as-converted-to-common-stock basis. On the record date, the holders of Series A Notes thereby held approximately 137 million votes and the holders of Series B Notes thereby held approximately 135 million votes.

(b) At the Annual Meeting, the following matters were voted on by the holders of the Company’s common stock, Series A Voting Preferred Stock and Convertible Notes:

Proposal I:

Each of the nominees was elected to the Board of Directors.

Nominees	Votes For	Votes Withheld	Broker Non-Votes
Raymond J. Bromark	1,436,572,680	9,648,557	258,891,345
Matthew A. Doheny	1,436,442,834	9,778,403	258,891,345
Robert L. Friedman	1,436,561,906	9,659,331	258,891,345
James E. Hoffman	1,436,572,990	9,648,247	258,891,345
Michael J. Kneeland	1,436,909,865	9,311,372	258,891,345
James L. Welch	1,437,520,547	8,700,690	258,891,345
James F. Winestock	1,436,832,356	9,388,881	258,891,345

Proposal II:

The Plan, including approval of the Plan pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, was approved.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
1,280,597,410	132,042,634	33,581,193	258,891,345

Proposal III:

The amendment to the Company’s Amended and Restated Certificate of Incorporation to (i) effect a reverse stock split of the Company’s common stock, at a ratio that will be determined by the Company’s board of directors that will range from one-for-fifty (1:50) to one-for-three hundred (1:300), and (ii) reduce the number of authorized shares of the Company’s common stock by the reverse stock split ratio, was approved.

(i) Common stock, Series A Voting Preferred Stock and Convertible Notes votes together as a single class:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
1,653,401,877	45,226,944	6,483,761	0

(ii) Common stock voting together as a single class:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
1,465,373,393	45,226,944	6,483,761	0

Proposal IV:

The compensation of the Company’s named executive officers was approved, on an advisory basis.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
1,428,567,136	10,475,660	7,178,441	258,891,345

Proposal V:

An annual advisory vote on executive compensation was approved, on an advisory basis.

Votes for 1 year	Votes for 2 years	Votes for 3 years	Votes Abstaining
1,370,634,970	18,262,495	3,045,732	54,278,040

Proposal VI:

The appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2011 was ratified.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
1,681,015,777	5,195,414	18,901,391	0

Proposal VII:

The adjournment of the Annual Meeting, if necessary, to solicit additional proxies, if there were not sufficient votes at the time of the Annual Meeting to approve Proposals II or III, was approved.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
1,517,514,476	138,921,249	48,676,857	0

Adjournment of the Annual Meeting was not necessary because there were sufficient votes at the time of the Annual Meeting to approve Proposals II and III.

(d) As set forth above, a majority of the votes cast for Proposal V specified that future advisory votes on executive compensation should be held every year. In light of these results, the Board of Directors has determined to hold an annual advisory vote on executive compensation until the next advisory vote on the frequency of stockholder votes on executive compensation.

Item 8.01. Other Events.

6% Notes Conversion Rate

The conversion rate of the Company’s 6% Convertible Senior Notes due 2014 (the “6% Notes”) is subject to adjustment upon the occurrence of certain events, including a reverse stock split affecting the Common Stock, pursuant to Section 10.06 of that certain indenture, dated as of February 23, 2010, among the Company, as issuer, its subsidiaries party thereto from time to time, as guarantors, and U.S. Bank National Association, as trustee (as amended and supplemented, the “6% Notes Indenture”). As a result of the reverse stock split, the conversion rate of the 6% Notes will be reduced to 0.3101 shares of Common Stock per $1,000 in principal amount of 6% Notes, effective immediately after the open of business on December 2, 2011. This reduction has the effect of increasing the conversion price of the 6% Notes to $3,225 per share.

As previously disclosed, the number of shares of Common Stock that may be issued in respect of the 6% Notes is, among other things, subject to the limitations set forth in Section 10.16 of the 6% Notes Indenture. As a result of the reverse stock split, no more than 26,917 shares of Common Stock may be issued in respect of the 6% Notes. As of the date of this report, 9,301 shares (adjusted to reflect reverse stock split) of Common Stock have been issued in respect of the 6% Notes. Therefore, a maximum of 17,616 shares (adjusted to reflect reverse stock split) of Common Stock are issuable in respect of the 6% Notes.

Series A Notes Conversion Rate

The conversion rate of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) is subject to adjustment upon the occurrence of certain events, including a reverse stock split affecting the Common Stock, pursuant to Section 10.06 of that certain indenture, dated as of July 22, 2011, among the Company, as issuer, its subsidiaries party thereto from time to time, as guarantors, and U.S. Bank National Association, as trustee. As a result of the reverse stock split, the conversion rate of the Series A Notes will be reduced to 29.4067 shares of Common Stock per $1,000 in principal amount of Series A Notes, effective immediately after the open of business on December 2, 2011. This reduction has the effect of increasing the conversion price of the Series A Notes to $34.0059 per share. After giving effect to the reverse stock split, if all outstanding Series A Notes were surrendered for conversion, we would expect to issue approximately 5.9 million shares of Common Stock in respect of such conversion.

Series B Notes Conversion Rate

The conversion rate of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”) is subject to adjustment upon the occurrence of certain events, including a reverse stock split affecting the Common Stock, pursuant to Section 10.06 of that certain indenture, dated as of July 22, 2011, among the Company, as issuer, its subsidiaries party thereto from time to time, as guarantors, and U.S. Bank National Association, as trustee. As a result of the reverse stock split, the conversion rate of the Series B Notes will be reduced to 53.9567 shares of Common Stock per $1,000 in principal amount of Series B Notes, effective immediately after the open of business on December 2, 2011. This reduction has the effect of increasing the conversion price of the Series B Notes to $18.5334 per share. After giving effect to the reverse stock split, if all outstanding Series B Notes were surrendered for conversion, we would expect to issue approximately 7.6 million shares of Common Stock in respect of such conversion.

2012 Annual Meeting Date and Deadline for Receipt of Stockholder and Convertible Noteholder Proposals

The Company disclosed in the proxy statement for the Annual Meeting filed on October 20, 2011 that it intended to hold the Company’s 2012 annual stockholders’ meeting (the “2012 Annual Meeting”) on or about May 17, 2012. The Company has determined to hold the 2012 Annual Meeting on Tuesday, May 1, 2012, at the Company’s principal executive offices in Overland Park, Kansas.

Because the expected date of the 2012 Annual Meeting represents a change of more than 30 days from the anniversary of the Company’s 2011 annual stockholders’ meeting, the Company has set a new deadline for the receipt of stockholder and convertible noteholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for inclusion in the Company’s proxy materials for the 2012 Annual Meeting. In order to be considered for inclusion, such proposals must be received in writing by the Company before the close of business on February 14, 2012.

Proposals must also comply with the applicable requirements of Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in Company-sponsored proxy materials and other applicable laws. The February 14, 2012 deadline will also apply in determining whether notice of a stockholder or convertible noteholder proposal is timely for purposes of exercising discretionary voting authority with respect to proxies under Rule 14a-4(c) under the Exchange Act.

Additionally, in order for a stockholder or convertible noteholder to bring business before the 2012 Annual Meeting outside of Rule 14a-8 of the Exchange Act or to nominate a director, it must provide timely notice within the applicable time period set forth in the advance notice provisions of the Company’s Amended and Restated Bylaws (the “Bylaws”). The Bylaws provide that the Secretary of the Company must receive written notice of any proposed business at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the date of the 2012 Annual Meeting, and the stockholder or convertible noteholder must otherwise comply with the requirements set forth in the Bylaws. The Bylaws provide that the Secretary of the Company must receive written notice of a director nomination not less than 14 days nor more than 50 days prior to the date of the 2012 Annual Meeting and the nomination must otherwise comply with the requirements set forth in the Bylaws.

Any stockholder or convertible noteholder proposal for inclusion in the Company’s proxy materials, notice of proposed business to be brought before the 2012 Annual Meeting or director nomination should be sent to the Company’s Secretary at YRC Worldwide Inc., 10990 Roe Avenue, Overland Park, Kansas 66211.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

3.1	Certificate of Amendment to the Certificate of Incorporation of the Company reducing the number of authorized shares

3.2	Certificate of Elimination of Series B Convertible Preferred Stock.

10.1	YRC Worldwide Inc. 2011 Incentive and Equity Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on November 30, 2011, File No. 333-178223).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

YRC WORLDWIDE INC.

Date: December 1, 2011	By:	/s/ Jeff P. Bennett
Jeff P. Bennett
Vice President–Legal, Interim General Counsel and
Secretary

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Amendment to the Certificate of Incorporation of the Company reducing the number of authorized shares

3.2	Certificate of Elimination of Series B Convertible Preferred Stock.

10.1	YRC Worldwide Inc. 2011 Incentive and Equity Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on November 30, 2011, File No. 333-178223).

Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

YRC WORLDWIDE INC.

Pursuant to Section 242 of

the General Corporation Law of the

State of Delaware

YRC WORLDWIDE INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST: Each 300 shares of the Common Stock issued and outstanding on the effective date of this Certificate of Amendment shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be entitled to receive cash, without interest, in lieu of fractional shares of Common Stock. Each certificate that prior to such combination represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined.

SECOND: The first sentence of Article FOURTH of the Certificate of Incorporation of the Company is hereby amended to read in its entirety as follows:

The total authorized capital stock of the Corporation is as follows: 38,333,333 shares, of which 5,000,000 shares shall be Preferred Stock, $1.00 par value (“Preferred Stock”) and 33,333,333 shares shall be Common Stock, $0.01 par value (“Common Stock”).

THIRD: This Certificate of Amendment was adopted by the approval of the stockholders of the Company at a special meeting of the stockholders held November 30, 2011 in accordance with the provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware and approved by the Board of Directors of the Company pursuant to the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly executed this 1st day of December, 2011.

YRC WORLDWIDE INC.

By: /s/ Jeff P. Bennett

Name: Jeff P. Bennett

Title: Vice President–Legal, Interim

          General Counsel and Secretary

Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

YRC WORLDWIDE INC.

(Pursuant to Section 151(g) of the

Delaware General Corporation Law)

YRC Worldwide Inc., a corporation organized and existing under the Delaware General Corporation Law (the “Company”), does hereby certify that the following resolutions respecting the Series B Convertible Preferred Stock, par value $1.00 per share, were duly adopted by the Company’s Board of Directors:

RESOLVED, that no shares of the Company’s Series B Convertible Preferred Stock are outstanding and that no shares of the Series B Convertible Preferred Stock will be issued subject to the certificate of designations previously filed with respect to the Series B Convertible Preferred Stock;

RESOLVED, that the officers of the Company are directed to file with the Secretary of State of the State of Delaware a certificate pursuant to Section 151(g) of the Delaware General Corporation Law setting forth these resolutions in order to eliminate from the Company’s certificate of incorporation all matters set forth in the certificate of designations with respect to the Series B Convertible Preferred Stock;

RESOLVED, that upon the effective date of the Certificate of Elimination all references to the Series B Convertible Preferred Stock and the Eliminated Certificate of Designations in the Company’s certificate of incorporation shall be eliminated and the shares of the Series B Convertible Preferred Stock shall resume the status of authorized and unissued shares of preferred stock, par value $1.00 per share, of the Company, without designation as to series; and

RESOLVED, that, accordingly, all matters set forth in the certificate of designations with respect to the Series B Convertible Preferred Stock be, and hereby are, eliminated from the Company’s certificate of incorporation, and all shares of Series B Convertible Preferred Stock shall resume the status of authorized but unissued shares of preferred stock, $1.00 par value per share, of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed by its duly authorized officer this 1st day of December, 2011.

YRC WORLDWIDE INC.

By:   /s/ Jeff P. Bennett

        Name: Jeff P. Bennett

        Title: Vice President–Legal, Interim

                  General Counsel and Secretary